

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 4, 2006

Mr. David W. Honeyfield
Vice President – CFO, Secretary & Treasurer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado 80203

> **Re: St. Mary Land & Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 1-31539**

Dear Mr. Honeyfield:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Properties

1.   With regard to your disclosures of "PV-10 value," "Reserve replacement – including sales," and "Reserve replacement – excluding sales" on page 24 and elsewhere in your filing, please note that we consider these to be non-GAAP measures. As such, they must be accompanied by the appropriate disclosure

required by Regulation S-K, Item 10(e). Your disclosure should include, among other things, a reconciliation to the most directly comparable GAAP measure. In the case of "PV-10 value," we consider the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of SFAS 69, to be the most directly comparable GAAP measure.

With regard to your reserve replacement measures, please:

- Describe how the ratios are calculated. We would expect the information used to calculate these ratios to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate these ratios using:

  o non-proved reserve quantities, or,

  o proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

- Identify the reasons why proved reserves were added.

  o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

- Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses these measures.

- ▪ Disclose the limitations of these measures.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

General

2.   Please provide a copy of your 2004 and 2005 reserve reports. Also provide a copy of the reserve reports that includes the determination of the unproved reserves reported in your press release dated January 26, 2006.

3.   Please tell us if you attributed proved reserves to locations that are not adjacent to productive wells. Submit to us the engineering and geologic justification for PUD reserves you have claimed that are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, affirm to us that none of your claimed PUD reserves are attributed to such locations.

Business, page 1

Significant Developments since December 31, 2004

4.   According to FASB 69 paragraph 30, revisions should include reserve additions from development drilling. We note your reserve revisions of 33.9 BCFe represent about a 5.5% increase over 2004 reported reserves volumes. This seems inconsistent with your statement that you added 140 BCFe from your drilling program. Please advise us if you include reserve additions from development drilling as revisions.

Risk Factors, page 11

The actual quantities and present values of our proved oil and gas reserves…….page 12

5.   Revise to indicate how many of your reserves were proved developed non-producing as of December 31, 2005.

Properties, page 20

Reserves, page 24

6.   You state that Ryder Scott and Netherland, Sewell & Associates prepared your reserves. With a view towards possible disclosure, explain to us the meaning of the term "prepared." Tell us if they provided independent petrophysical analysis, geological mapping and decline curve analysis as part of their evaluation and if they utilized all of that work in the final reserve estimates. Provide us with the level of input, if any, that the company contributed to their work.

Acreage, page 27

7.   You state that developed acreage is acreage assigned to producing wells for the spacing unit of the producing formation. Based on the total net developed acreage of 407,322 acres and the total net wells of 1,522 the average spacing per well is over 260 acres. This appears to be high for oil and gas fields located onshore in the United States. Please reconcile this for us.

Press Release Dated January 26, 2006

8.   We note your press release dated January 26, 2006 announcing year-end 2005 reserves. Please explain to us the source of the unproved definitions and the definitions themselves that you utilized. Provide the basis for these estimates.

Closing Comments

        Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or April Sifford, Branch Chief, at 202-551-3684, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at 202-551-3703, with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sandy Eisen
April Sifford
James Murphy